

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Jeffrey DiGiovanni
Senior Vice President and Chief Financial Officer
Stonemor Inc.
3331 Street Road
Suite 200
Bensalem, PA 19020

> **Re: Stonemor Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 25, 2021**
> **File No. 001-39172**

Dear Mr. DiGiovanni:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

StoneMor Inc. Audited Financial Statements for the Years Ended December 31, 2020 and 2019

Noted To Consolidated Financial Statements
Notes 1. Basis of Presentation and Principles of Consolidation, page 54

1.   Please explain to us the rationale in the accounting literature for not consolidating the 14 cemeteries which you operate under long-term leases and other agreements "that do not qualify as acquisitions for accounting purposes," but you consolidate the assets and liabilities of merchandise and perpetual care trust associated with these cemeteries as variable interest entities (VIEs).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at (202) 551-3273 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services